

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

William S. Moss
Executive Vice President, General Counsel and Secretary
TALOS ENERGY INC.
333 Clay Street, Suite 3300
Houston, Texas 77002

      Re: TALOS ENERGY INC.
           Registration Statement on Form S-3
           Filed April 23, 2021
           File No. 333-255489

Dear Mr. Moss:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Julian Seiguer